MEMORANDUM OF UNDERSTANDING

THIS BINDING MEMORANDUM OF UNDERSTANDING (the “MoU”) is made as of September 29, 2025 (the “Effective Date”) by and between BioHarvest LTD., an Israeli company with a place of business at 9 Nahal Snir, Yavne, Israel (“BioHarvest”) and Saffron Tech Ltd., a company incorporated under the laws of Israel, with a place of business at 1 HaTahana St, Kfar Saba, Israel (“SAFFRON TECH”). BioHarvest and Saffron Tech are each herein referred to as a “Party” or, collectively, as the “Parties”.

WHEREASBioHarvest is a pioneering biotech company revolutionizing the production of plant-cell-derived materials. The Company’s proprietary bio-cell technology leverages advanced plant cell culture to produce complex, biologically equivalent compositions that address various usages. This patented platform enables the discovery, development, and industrial-scale production of highly potent, consistent, and economically viable compositions.

WHEREASBioHarvest is offering Saffron Tech to partner with it in connection with the development of the Composition (as defined below); and

WHEREASThe Parties wish to utilize BioHarvest’s technology and Knowhow for the purpose of developing the Composition/s; and

WHEREASthe Parties wish to define the understanding between them in this MoU whereby if the Phase 1 SOW (as defined below) is completed, the Parties will form a new limited liability company (the “Partnership”) and enter into a definitive partnership agreement (“Partnership Agreement”) within 60 days to govern the Partnership .

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.DEFINITIONS

The following capitalized terms have the meanings set forth below:

1.1“Affiliate” means, with respect to a person or entity, any other person or entity now or hereafter controlled by, controlling or under common control with the first person or entity, for so long as such control exists, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of more than 50% of the equity securities (or other equivalent interests), or of the majority of the voting rights, of the subject entity, by contract or otherwise.

1.2“Background IP” means with respect to each of BioHarvest or SAFFRON TECH, all Intellectual Property Rights which are solely owned (or duly licensed) and/or controlled by such Party and which existed prior to the engagement between BioHarvest and SAFFRON TECH hereunder, or result from activities that are not part of the work under this

MoU and any SOW hereunder, or does not use or incorporates the other Party’s Intellectual Property Rights.

1.3“Intellectual Property Rights” means all proprietary or other rights in and to: (i) patents and patent applications, including any additions, continuations, continuations-in-part, divisions, reissues, reexaminations, renewals or extensions based thereon; (ii) inventions (whether or not patentable), discoveries and improvements; (iii) copyrights, moral rights and similar rights in works of authorship, including documentation and computer programs in either source or executable code; (iv) rights in Know-How; (v) trademarks, trade names, designs, logos and trade dress; (vi) database rights, topography rights and other rights in semiconductor chips; and (vii) analogous rights under the laws of any jurisdiction worldwide; as well as any and all improvements, enhancements, derivative works, customizations, modifications, updates and upgrades to any of the aforementioned, if and as applicable.

1.4“Know-How” means any trade secret, technology, method of manufacture, specifications, designs, drawings, or other information that is owned by either Party at any time or is created or arises during the conduct of the development pursuant to the SOW.

2.GENERAL

2.1The Parties agree to enter into an arrangement whereby SAFFRON TECH will contribute  75% proportionately towards the funding  of the development of Saffron cell culture based compositions (the “Compositions”) and after the successful completion of the development of the Composition, manufacture it at large scale.

2.2The envisaged partnership between the Parties would involve three (3) different development phases, defined as Phase I + II, Phase I + III and Phase I + IIII (funding and ownership split 75/25 : SAFFRON TECH/BioHarvest).

2.3By signing this MoU (i) SAFFRON TECH commits to engage BioHarvest in connection with Phase I + II only, and (ii) BioHarvest commits to engage with SAFFRON TECH in connection with each of Phase I, II,III, to the extent that SAFFRON TECH shall wish to advance to additional Phase under this MoU. SAFFRON TECH may, in its sole discretion, elect to engage BioHarvest in additional Phase, under additional SOW’s to be agreed upon, provided that BioHarvest shall not be committed to advance to additional Phase unless SAFFRON TECH has notified BioHarvest that it wishes to do so within no later than 45 days after the completion of the previous Phases (each such period, the “Period”).

3.DEVELOPMENT EFFORTS

3.1Phase I + II Development Activities. The Parties hereby agree to work in good faith to develop the Composition in accordance with the Statement of Work attached hereto as Exhibit A (the “Phase I + II SOW”). The Parties’ roles and responsibilities in connection with the development, the expected timing for the completion of the development, , the success criteria, the BioHarvest deliverables and certain other terms and conditions related to the development efforts are set forth in the Phase I + II SOW.

3.2Additional SOW’s. Upon completion of the work under the Phase I + II SOW, and to the extent that SAFFRON TECH wishes to advance to the next Phase during the Period, the Parties will move forward to Phase III , which shall be covered by an additional agreed-upon SOW that will be added as additional Exhibits hereunder.  Should Phase I +II be deemed a success based on the agreed upon criteria, the Parties undertake to immediately establish the Partnership that will be owned 75% SAFFRON TECH and 25% BioHarvest and will itself own the Composition and all Intellectual Property Rights related thereto.

3.3Account manager: BioHarvest will designate an account manager who will periodically communicate with SAFFRON TECH and coordinate any activities under all signed SOW’s. SAFFRON TECH reserves the right to request that the account manager will be replaced in case of dissatisfaction of the account manager’s performance.

4.CONSIDERATION

4.1BioHarvest’s standard fees for the three Phases are as follows per Composition (up to two strains per Composition):

(i)Phase I + II – USD 1,500,000 (USD 500,000 + USD 1,000,000);

(ii)Phase III – USD 1,000,000.

Since BioHarvest is committed to jointly fund all Phases on a 75/25 cost-sharing basis, SAFFRON TECH shall be required to pay seventy-five percent (75%) of the amounts above for each Phase, as follows:

(i)Phase I + II – USD 1,125,000 (USD 375,000 + USD 750,000);

(ii)Phase III – USD 750,000.

4.2Payment shall be made in accordance with the following schedule and terms:

(a)For Phase I (USD 375,000):

•An initial payment of USD 100,000 shall be made upon execution of this Agreement; and

•The remaining USD 275,000 shall be paid within ninety (90) days following the Effective Date of this Agreement.

(b)All subsequent payments for the remaining Phases shall be made as specified in the applicable invoice(s) and in accordance with the payment terms set forth in Annex 1.

(c)All payments shall be made against proper invoices and in accordance with applicable law.

4.3SAFFRON TECH shall deduct at source any and all taxes as shall be due according to applicable law, unless BioHarvest provides written certification from the applicable Tax Authorities stating otherwise.

4.1BioHarvest shall solely bear all taxes and duties due with respect to the services in applicable SOW and undertakes to pay all such taxes and duties.

4.2The consideration of the SAFFRON TECH to BioHarvest shall be made to the following bank account:

[redacted]

5.TERM AND TERMINATION

5.1Term.  This MoU will begin on the Effective Date and will continue for a period of 3 years.

5.2No Termination of SOW for Convenience. Any SOW previously entered into may not be terminated by any Party for convenience.

5.3Termination for Material Breach.  Either Party may terminate the MoU (including any SOW) if the other Party is in material breach of the MoU or any SOW and has failed to cure that breach (if curable) within fourteen (14) days after the non-breaching Party’s written notice thereof.

Material Breach.

For the purposes of this MoU, a “Material Breach” shall mean any substantial failure by a Party to perform any of its material obligations under this MoU or any Statement of Work (“SOW”), including but not limited to (i) non-payment of any undisputed amount due hereunder, (ii)  unauthorized disclosure or use of the other Party’s Confidential Information, (iii) infringement or misappropriation of the other Party’s Intellectual Property Rights.

Upon the occurrence of a Material Breach, the non-breaching Party shall provide the breaching Party with written notice describing the breach in reasonable detail. The breaching Party shall have fourteen (14) days from receipt of such notice to cure the breach, if curable. If the breaching Party fails to cure the breach within such period (or if the breach is not capable of being cured), the non-breaching Party shall have the right to terminate this MoU (including any applicable SOW) immediately upon written notice, without prejudice to any other rights or remedies available at law or in equity.

For clarity, termination under this Section 9 due to a Material Breach by SAFFRON TECH shall not affect BioHarvest’s right to receive payment for all services duly performed up to the effective date of termination, together with any reasonable costs incurred to wind down activities in accordance with applicable law.

5.4Other Termination.  Either Party may terminate this MoU (including any SOW) immediately upon written notice to the other Party if the other Party:  (i) makes an assignment in violation of this MoU; (ii)  ceases to carry on its business, liquidates or dissolves its business or disposes of a substantial portion of its assets; (iii) becomes insolvent or makes an assignment for the benefit of creditors; or (iv) voluntarily or involuntarily becomes the subject of any proceeding relating to bankruptcy, insolvency, receivership, liquidation or other similar proceeding.

5.5Effect of Termination. Upon receipt of such termination notice, with our without cause, BioHarvest will immediately cease all services and act in accordance with SAFFRON TECH’s instructions and take necessary steps to wind down work in progress in an orderly fashion and in full compliance with all applicable regulatory and governmental requirements. In addition, SAFFRON TECH will be charged only for the actual services which has already been incurred by BioHarvest up to the date of termination and the necessary costs for activities that are required to terminate the services in accordance with applicable laws and regulations. Upon termination or expiration of this MoU for any reason, Sections 4-7, 11, 12 and 14 will survive.  After expiration or termination of this MoU, each Party will, upon the request of the other Party, return or destroy, at the election of the other Party (and provide certification of such destruction, if applicable) all Confidential Information of the other Party in its possession at the time of expiration or termination.

6.INTELLECTUAL PROPERTY RIGHTS; EXCLUSIVE LICENSE

6.1Ownership of Background IP. Each of BioHarvest and SAFFRON TECH shall retain ownership of its Background IP and nothing contained in this MoU shall be construed as resulting in the assignment or transfer of any Background IP.

6.2Ownership of the Composition. To the extent that that all three (3) Phases are successfully completed for a specific Composition, the Partnership would own that Composition and any Intellectual Property Rights thereto.  The Parties undertake to ensure that the Partnership Agreement will cover the monetization and commercialization of such Composition/s. The Parties intend to initiate such discussions by no later than 45 days following the conclusion of Phase I + II and agree on all terms related to the Partnership Agreement by no later than 90 days.

6.3SAFFRON TECH and BioHarvest agree that any BioHarvest Background IP which are used, improved, modified or developed by BioHarvest under the terms of this MoU are the product of BioHarvest’s technical expertise possessed and developed by BioHarvest prior to or during the performance of any SOW and are the sole and exclusive property of BioHarvest.

6.4SAFFRON TECH declares that it is aware that BioHarvest’s shares are publicly traded and that during the partnership under this MoU inside information as referred to in the applicable Securities Law (“Securities Law”) may be made available to SAFFRON TECH. SAFFRON TECH undertakes not to make any use of such insider information or to transfer it any third party, and all in accordance with the provisions of the Securities Law.

6.5Reservation of Rights.  All rights not expressly granted by either Party to the other Party hereunder are expressly reserved by the Party holding such rights. No licenses are granted by one Party to the other Party other than the licenses expressly granted in this MoU.

7.CONFIDENTIAL INFORMATION

The confidentiality obligations of the Parties hereto with respect to all Confidential Information (as defined in the NDA) shall be as set forth in the Non-Disclosure Agreement signed by the Parties (“NDA”) and the confidentiality obligations thereunder shall apply with respect to this MoU.

8.PARTNERSHIP TERMS AND SAFFRON COMPOSITION

8.1The Parties agree that the Partnership Agreement will state that all financial contributions towards the development of each Composition will be split 75/25 : SAFFRON TECH/BioHarvest.  The Parties further agree that should the Partnership require any financial resources to operate its Composition/s-related business (e.g. manufacturing, marketing and sales), such capital allocations shall be rendered along the same 75:25 split between them.  In the event that either of the Parties does not wish to contribute in a capital injection in the Partnership, it is agreed that the Party wishing to contribute capital be permitted to do so and may seek third party funding to facilitate the necessary funding which would entail a dilution of the share ownership of the non-funding Party.

9.EXCLUSIVE RELATIONSHIP

The collaboration between the Parties under this MoU shall be on an exclusive basis with respect to the execution of Phase I + II of the development of the Composition and for the entire term of the Partnership until its termination or expiry.

10.COMPLIANCE WITH LAW; REGULATORY

SAFFRON TECH and BioHarvest will each comply with all applicable national, state and local laws, ordinances, regulations and rules for the performance of their respective responsibilities and obligations under this MoU, including applicable anti-bribery laws.  The Parties will cooperate and provide reasonable assistance in obtaining any regulatory approvals, licenses, registrations and permits as may be required to perform any obligations under this MoU.  To the extent legally permissible, each Party will notify the other Party, as soon as reasonably practicable, if it becomes the subject of a government audit or investigation concerning the deliverables supplied under this MoU.

11.REPRESENTATIONS AND WARRANTIES

11.1Each Party represents and warrants to the other Party that: (i) it is duly organized, validly existing, and has full and adequate power and authority to enter into this MoU, to grant the rights granted to the other Party hereunder and in any Exhibit and to perform its obligations hereunder and in any Exhibit; (ii) the execution, delivery and performance of this MoU by such Party and the performance by such Party of the transactions contemplated in this MoU have been duly and validly authorized by all necessary action, corporate or otherwise, on its part, and this MoU constitutes the valid, legal and binding obligation of such Party; and (iii) such Party is not and will not be subject to any agreement or other constraint that does, would or with the passage of time would prohibit, conflict with or restrict such Party’s right or ability to enter into or carry out its obligations hereunder.

11.2BioHarvest represents, warrants and undertakes that it shall perform the services set forth in any SOW in a faithful, diligent, and professional manner using reasonable care and skill, provided that no assurance is made that the development efforts under any SOW shall be successful or meet any intended results.

11.3BioHarvest represents, warrants and undertakes it obtains any licenses and/or permits and/or authorizations required to fulfill its duties and works under this MoU and any SOW.

12.LIABILITY

12.1TO THE FULLEST EXTENT PERMISSIBLE BY LAW NEITHER PARTY SHALL BE LIABLE UNDER THIS MOU, FOR ANY INDIRECT, EXEMPLARY, SPECIAL, CONSEQUENTIAL, OR INCIDENTAL DAMAGES OF ANY KIND, OR ANY LOSS OF PROFITS, LOSS OF REPUTATION OR LOSS OF GOOD WILL, EVEN IF A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR LOSSES. IN ADDITION, EITHER PARTY’S AGGREGATE LIABILITY TO THE OTHER SHALL BE LIMITED TO THE AGGREGATE AMOUNTS PAID (OR PAYABLE) BY EACH PARTY UNDER ALL SOW’S. THE FOREGOING LIMITATIONS SHALL NOT APPLY TO DAMAGES DUE TO ANY PARTY’S WILLFUL MISCONDUCT, BODILY INJURIES  OR BREACH OF CONFIDENTIALITY OBLIGATIONS.

13.INDEMNIFICATION AND INSURANCE

13.1 BioHarvest agrees to indemnify, defend and save the SAFFRON TECH harmless from and against any and all claims, injuries, disabilities, losses, fines, penalties, costs, expenses (including attorneys’ fees), damages or liabilities (“Claims”) (i) based upon damage to, or destruction of any property or injury (including death) that the SAFFRON TECH, any of its employees, or any other person may suffer or sustain as a result of any act or omission of BioHarvest or its employees; (ii) any violation of Applicable Laws. For any such Claims BioHarvest agrees to release and waive, and hereby releases and waives, all rights of subrogation against the SAFFRON TECH possessed by the BioHarvest’s insurers. Any such indemnification shall be subject to SAFFRON TECH notifying BioHarvest of any such Claim as promptly as possible, provided however, that failure of the SAFFRON TECH to give such notice shall not limit the SAFFRON TECH’s right to indemnification except in such case where such failure materially and adversely affects BioHarvest’s ability to defend against such Claim. BioHarvest shall solely assume the control and defense of any such Claim.  BioHarvest shall not compromise or settle any Claim that includes an admission of guilt by SAFFRON TECH without the prior written approval of the SAFFRON TECH.

13.2BioHarvest shall obtain and maintain in full force and effect, at no cost to the SAFFRON TECH, insurance policies, having policy limits and terms appropriate to the conduct of BioHarvest’s business in the amount reasonably adequate to cover its obligations under this MoU and applicable SOW until the later date (i) termination of the MoU (ii) as long as legal liability exists.

14.GENERAL

14.1Independent Contractor.  The relationship of BioHarvest and SAFFRON TECH established by this MoU is that of independent contractors.  No Party has any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other Party or to bind the other Party to any contract, agreement or undertaking with any third party without the express consent of such other Party.  The status of the relationship between the Parties will change to that of a partnership in the event that the Partnership is established.

14.2Notices.  All notices and other communications given or made pursuant to this MoU shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (i) when delivered, if sent by personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile (with electronic conformation of delivery) on a business day and during normal business hours of the recipient, and otherwise on the first business day in the place of recipient, (iii) five (5) business days after having been sent, if sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) business day after deposit with an internationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written confirmation of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Section.

14.3Neither Party shall have the right to contract on behalf of or bind the other Party or make any commitment, representation or warranty for or on behalf of the other Party.

14.4Use of Trademarks and Logos.  Without derogating from any other agreement between the Parties, neither Party shall use the other Party’s trademarks, service marks, graphic symbol, logo or icon on or in connection with websites, products, packaging, manuals, promotional or advertising materials, or for any other purpose except pursuant to the prior written consent of the other Party.

14.5Assignment.  Neither Party may assign its rights, interests and obligations under this MoU without the prior written consent of the other Party, which will not be unreasonably withheld; provided that each Party shall have the right to assign its rights, interests and obligations under this MoU and any Exhibit without the prior written consent of the other Party to (i) an Affiliate; or (ii) in connection with a merger or the sale of all or substantially all of the assigning party’ assets or stock on the condition that such assignment shall be solely to the acquirer or purchaser of the assigning party and such acquirer or purchaser must assume the assigning party’s obligations under this MoU to the other party.

14.6Entire Agreement.  This MoU and any Exhibit, together with the side letter entered into between the Parties on the Effective Date, contain the entire agreement of the Parties regarding the subject matter described herein, and all other promises, representations, understandings, arrangements and prior agreements related thereto are merged herein and superseded hereby.  The provisions of this MoU may not be amended except by an agreement in writing signed by authorized representatives of both Parties.

14.7Interpretation. In the event of any ambiguity or discrepancy between the provisions of this MoU and the SOW, the provisions of the SOW shall prevail.

14.8Applicable Law; Jurisdiction.  This MoU shall be governed by and construed in accordance with the laws of the State of New York. The parties agree that any suit or proceeding in connection with, arising out of or relating to, this MoU shall be instituted exclusively and only in a court of law located in, New York, USA, and the parties hereby irrevocably agree and submit to the jurisdiction and venue of any such proceeding, and agree that service of process may be effected in the same manner notice is given hereunder.

14.9Counterparts. This MoU may be executed in one or more counterparts, all of which together shall constitute one and the same instrument. Counterparts may also be delivered by facsimile or email transmission (in pdf format or the like, or signed with docusign, e-sign or any similar form of signature by electronic means)

[Signature Page to Follow]

IN WITNESS WHEREOF, BioHarvest and SAFFRON TECH have each caused this MoU to be signed and delivered by its duly authorized officer as of the Effective Date, in one or more counterparts.

BIOHARVEST LTD. By: “Zaki Rakib” Printed: Zaki Rakib Title: CEO	SAFFRON TECH LTD. By: “Avi Stern” Printed: Avi Stern Title: Director

EXHIBIT A

Phase I + II SOW

End point	Estimated Timelines	Objective	Steps
Receiving the plant at various cultivation stages per BioHarvest’ s instructions	TBD	Import plant Performed by customer	Phase 0 – Sourcing
Phase I – Establishing cell culture
Cell culture with growth capabilities presented in a solid media (petri dish).	13 - 16 weeks and ongoing throughout entire phase I	Establishing cell cultures on a solid media under various conditions suggested by our novel AI model – predicting optimal growth protocol per plant

1.1 Dissecting the plant material into small sections, culturing different parts of the plant on different solid culture media and incubating in appropriate conditions including, temperature, humidity and light.

Stable cell cultures growing on a petri dish with phenotype uniformity.	8 - 10 weeks

Evaluation of cell cultures stability. After the first subculture, the primary culture becomes known as a cell line. Cells are transferred periodically to fresh solid medium to create stable cell lines. Cells with the highest growth capacity predominate, resulting in phenotypic uniformity in the population.

1.2 Stabilizing cell culture
Expression of the desired bioactive compounds in cell cultures.	4 - 6 weeks	Expression of targeted bioactive compounds in the cell cultures Performed by Bioharvest and customer.	1.Evaluating the bioactive compounds in the solid phase
Phase II – Scale-Up and Bioactive Expression Evaluation
Stable cell culture expressing bioactive compounds in liquid media.	6-9 weeks	Establishing cell cultures in liquid media and confirming expression of targeted bioactive compounds, applying enhancement techniques suggested by our AI models	2.1 Establishing cell cultures into Erlenmeyer shake flask under various conditions, with bioactive evaluation
Stable cell culture expressing bioactive compounds in small bioreactors.	10-16 weeks	Transition of suspension cultures into small bioreactors and validate consistent bioactive compound production.	2.2 Transition to small bioreactors and assessment of bioactive compound expression
Samples (up to 1kg) of dried cells expressing the composition/s will be available for the customer to test	11-16 weeks	Further scale up to mid-size bioreactors with reproducible growth and sustained bioactive expression.	2.3 Scale-up to mid-size bioreactors with continued evaluation of bioactive compound expression